FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For February 13, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  X              Form 40-F
                              ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No X
                       ---                       ---

                               INDEX TO EXHIBITS


Item
----

1.   AerCo Limited Monthly Report to Noteholders for February 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 13, 2002




                                       AERCO LIMITED


                                       By: /s/ Patrick J. Dalton
                                          ------------------------------------
                                           Name:  Patrick J. Dalton
                                           Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                            February-02
Payment Date                     15th of each month
Convention                       Modified Following Business Day
Current Payment Date             15-Feb-02
Current Calculation Date         11-Feb-02
Previous Payment Date            15-Jan-02
Previous Calculation Date        9-Jan-02

-----------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------
                                       Prior          Deposits      Withdrawals       Balance on
                                      Balance                                      Calculation Date
                                     9-Jan-02                                         11-Feb-02
-----------------------------------------------------------------------------------------------------
Expense Account                       3,338,516.19   5,651,127.21   (5,124,574.24)      3,865,069.16
Collection Account                   99,342,493.19  14,179,703.80  (14,432,841.19)     99,089,355.80
Aircraft Purchase Account                        -              -               -                  -

 - Liquidity Reserve cash balance    84,909,652.00     110,000.00               -      85,019,652.00
-----------------------------------------------------------------------------------------------------
Total                               102,681,009.38  19,830,831.01  (19,557,415.43)    102,954,424.96
-----------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                       -
Interest Income                                                                                    -
Aircraft Purchase Payments                                                                         -
Economic Swap Payments                                                                             -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                -
-----------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            3,338,516.19
Transfer from Collection Account on previous Payment Date                               5,646,559.77
Permitted Aircraft Accrual                                                                         -
Interim Transfer from Collection Account                                                           -
Interest Income                                                                             4,567.44
Balance on current Calculation Date
 - Payments on previous payment date                                                   (4,213,469.31)
 - Interim payments                                                                      (911,104.93)
 - Other
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     3,865,069.16
-----------------------------------------------------------------------------------------------------


4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                           99,342,493.19
Collections during period                                                              14,179,703.80
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                             (2,063,663.81)
 - Permitted Aircraft Modifications                                                                -
Net Swap payments on previous Payment Date                                             (3,582,895.96)
Aggregate Note Payments on previous Payment Date                                       (8,786,281.42)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                    99,089,355.80
-----------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                       30,000,000.00
Second Collection Account Reserve                                                      35,000,000.00
Cash Held
 - Security Deposits                                                                   20,019,652.00
                                                                                  -------------------
 Liquidity Reserve Amount                                                              85,019,652.00
                                                                                  -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

--------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Feb-02
Current Calculation Date               11-Feb-02
Previous Payment Date                  15-Jan-02
Previous Calculation Date              9-Jan-02
--------------------------------------------------------------------------------


Balance in Collection and Expense Account                                             102,954,424.96
Liquidity Reserve Amount                                                              (85,019,652.00)
                                                                                   ------------------
Available Collections                                                                  17,934,772.96
                                                                                   ==================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                              5,500,000.00
(II) a)      Class A Interest but excluding Step-up                                     1,686,659.34
     b)      Swap Payments other than subordinated swap payments                        3,814,702.41
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)         30,000,000.00
(iv)         Class A Minimum principal payment                                                     -
(v)          Class B Interest                                                             314,355.91
(vi)         Class B Minimum principal payment                                             80,979.30
(vii)        Class C Interest                                                             486,452.57
(viii)       Class C Minimum principal payment                                                     -
(ix)         Class D Interest                                                             708,333.33
(x)          Class D Minimum principal payment                                                     -
(xi)         Second collection account top-up                                          55,019,652.00
(xii)        Class A Scheduled principal                                                           -
(xiii)       Class B Scheduled principal                                                  552,946.56
(xiv)        Class C Scheduled principal                                                  344,728.15
(xv)         Class D Scheduled principal                                                           -
(xvi)        Permitted accruals for Modifications                                                  -
(xvii)       Step-up interest                                                                      -
(xviii)      Class A Supplemental principal                                             4,445,615.38
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                        -
(xxi)        Class A Outstanding Principal                                                         -
(xxii)       Class B Outstanding Principal                                                         -
(xxiii)      Class C Outstanding Principal                                                         -
(xxiv)       Class D Outstanding Principal                                                         -
(xxv)        Subordinated Swap payments                                                            -
                                                                                   ------------------
             Total Payments with respect to Payment Date                              102,954,424.96
             less collection Account Top Ups (iii)(b) and (xi)(b) above                85,019,652.00
                                                                                   ------------------
                                                                                       17,934,772.96
                                                                                   ==================

-----------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date             15-Feb-02
Current Calculation Date         11-Feb-02
Previous Payment Date            15-Jan-02
Previous Calculation Date        9-Jan-02
--------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

-------------------------------------------------------------------------------------------------
                                     Subclass         Subclass       Subclass        Total
Floating Rate Notes                    A-2               A-3           A-4          Class A
-------------------------------------------------------------------------------------------------
Applicable LIBOR                       1.82000%        1.82000%       1.82000%
Applicable Margin                       0.3200%         0.4600%        0.5200%
Applicable Interest Rate               2.14000%        2.28000%       2.34000%
Day Count                               Act/360         Act/360        Act/360
Actual Number of Days                        31              31             31
Interest Amount Payable              259,445.08    1,109,283.33     317,930.92
Step-up Interest Amount Payable         NA             NA              NA
-------------------------------------------------------------------------------------------------
Total Interest Paid                  259,445.08    1,109,283.33     317,930.92    1,686,659.34
-------------------------------------------------------------------------------------------------

Expected Final Payment Date           15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date              17-Aug-98       15-Feb-06       15-Aug-00
-------------------------------------------------------------------------------------------------
Original Balance                 290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal
  Balance                        140,790,217.12  565,000,000.00  157,782,096.70  863,572,313.82
-------------------------------------------------------------------------------------------------
Extended Pool Factors                    64.56%         100.00%          90.50%
Pool Factors                             53.80%         100.00%          78.77%
-------------------------------------------------------------------------------------------------
Minimum Principal Payment                   -             -              -            -
Scheduled Principal Payment                 -             -              -            -
Supplemental Principal Payment     2,096,306.74           -        2,349,308.64    4,445,615.38
-------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                           2,096,306.74           -        2,349,308.64    4,445,615.38
-------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                       -
- amount allocable to premium

-------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                        138,693,910.38  565,000,000.00  155,432,788.06  859,126,698.44
-------------------------------------------------------------------------------------------------



-------------------------------  -----------------------------------------------
                                    Subclass         Subclass        Total
Floating Rate Notes                    B-1             B-2          Class B
-------------------------------  -----------------------------------------------
Applicable LIBOR                       1.82000%       1.82000%
Applicable Margin                       0.6000%        1.0500%
Applicable Interest Rate               2.42000%       2.87000%
Day Count                               Act/360        Act/360
Actual Number of Days                        31             31
Interest Amount Payable              138,598.95     175,756.96
Step-up Interest Amount Payable         NA             NA
-------------------------------   ----------------------------------------------
Total Interest Paid                  138,598.95     175,756.96      314,355.91
-------------------------------   ----------------------------------------------

Expected Final Payment Date           15-Jul-13      15-Jun-08
Excess Amortisation Date              17-Aug-98      15-Aug-00
-------------------------------   ----------------------------------------------
Original Balance                  85,000,000.00  80,000,000.00
Opening Outstanding Principal
  Balance                         66,509,761.11  71,116,675.08  137,626,436.19
-------------------------------   ----------------------------------------------
Extended Pool Factors                    87.83%         99.81%
Pool Factors                             81.74%         98.78%
-------------------------------   ----------------------------------------------
Minimum Principal Payment             39,134.30      41,845.00       80,979.30
Scheduled Principal Payment          267,218.60     285,727.96      552,946.56
Supplemental Principal Payment              -            -              -
-------------------------------   ----------------------------------------------
Total Principal Distribution
  Amount                             306,352.90     327,572.96      633,925.86
-------------------------------   ----------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
-------------------------------   ----------------------------------------------
Closing Outstanding Principal
  Balance                         66,203,408.21  70,789,102.12  136,992,510.33
-------------------------------   ----------------------------------------------


                                       Subclass       Subclass        Total
Floating Rate Notes                       C-1           C-2          Class C
-------------------------------   ----------------------------------------------
Applicable LIBOR                        1.82000%       1.82000%
Applicable Margin                        1.3500%        2.0500%
Applicable Interest Rate                3.17000%       3.87000%
Day Count                                Act/360        Act/360
Actual Number of Days                         31             31
Interest Amount Payable               224,132.76     262,319.81
Step-up Interest Amount Payable            NA             NA
-------------------------------   ----------------------------------------------
Total Interest Paid                   224,132.76     262,319.81      486,452.57
-------------------------------   ----------------------------------------------

Expected Final Payment Date            15-Jul-13      15-Jun-08
Excess Amortisation Date               17-Aug-98      15-Aug-00
-------------------------------   ----------------------------------------------
Original Balance                   85,000,000.00  80,000,000.00
Opening Outstanding Principal
Balance                            82,108,267.56  78,715,622.32  160,823,889.88
-------------------------------    ---------------------------------------------
Extended Pool Factors                      99.42%        99.70%
Pool Factors                               96.23%        98.05%
-------------------------------    ---------------------------------------------
Minimum Principal Payment                       -            -              -
Scheduled Principal Payment            183,245.47    161,482.68      344,728.15
Supplemental Principal Payment                  -            -              -
-------------------------------    ---------------------------------------------
Total Principal Distribution
  Amount                               183,245.47    161,482.68      344,728.15
-------------------------------    ---------------------------------------------
Redemption Amount                               -            -
- amount allocable to principal                 -            -
- amount allocable to premium                   -            -
-------------------------------    ---------------------------------------------
Closing Outstanding Principal
  Balance                           81,925,022.09 78,554,139.64  160,479,161.73
-------------------------------    ---------------------------------------------


----------------------------------------------------------
Fixed Rate Notes                                    D-2
----------------------------------------------------------
Applicable Interest Rate                         8.50000%
Day count                                        30 / 360
Number of Days                                         30
Interest Amount Payable                        708,333.33
----------------------------------------------------------
Total Interest Paid                            708,333.33
----------------------------------------------------------
Expected Final Payment Date                     15-Mar-14
Excess Amortisation Date                        15-Jul-10
----------------------------------------------------------
Original Balance                           100,000,000.00
Opening Outstanding Principal Balance      100,000,000.00
----------------------------------------------------------
Extended Pool Factors                             100.00%
Expected Pool Factors                             100.00%
----------------------------------------------------------
Extended Amount                                       -
Expected Pool Factor Amount                           -
Surplus Amortisation
----------------------------------------------------------
Total Principal Distribution Amount                   -
----------------------------------------------------------
Redemption Amount                                     -
- amount allocable to principal                       -
                                          ----------------
- amount allocable to premium                         -
----------------------------------------------------------
Closing Outstanding Principal Balance      100,000,000.00
----------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date             15-Feb-02
Current Calculation Date         11-Feb-02
Previous Payment Date            15-Jan-02
Previous Calculation Date         9-Jan-02
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Feb-02
End of Interest Accrual Period   15-Mar-02
Reference Date                   13-Mar-02


-------------------------------------------------------------------------------------------------

                               A-2       A-3       A-4        B-1        B-2     C-1       C-2

-------------------------------------------------------------------------------------------------
Applicable LIBOR             1.84750%  1.84750%  1.84750%  1.84750%  1.84750%  1.84750%  1.84750%
Applicable Margin             0.3200%   0.4600%   0.5200%   0.6000%   1.0500%   1.3500%   2.0500%
Applicable Interest Rate      2.1675%   2.3075%   2.3675%   2.4475%   2.8975%   3.1975%   3.8975%
--------------------------------------------------------------------------------------------------


-------------------------------------------
Fixed Rate Notes                     D-1
-------------------------------------------
Actual Pool Factor                 100.00%
-------------------------------------------

-------------------------------------------------------------------------------


7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes


----------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                      A-2        A-3           A-4         B-1         B-2          C-1        C-2
----------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    140,790.22  565,000.00   157,782.10   66,509.76   71,116.68   82,108.27   78,715.62
Total Principal Payments                   2,096.31         -       2,349.31      306.35      327.57      183.25      161.48
Closing Outstanding Principal Balance    138,693.91  565,000.00   155,432.79   66,203.41   70,789.10   81,925.02   78,554.14

Total Interest                               259.45    1,109.28       317.93      138.60      175.76      224.13      262.32
Total Premium                               0.0000%     0.0000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
-----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance   100,000.00
Total Principal Payments                       -
Closing Outstanding Principal Balabce   100,000.00

Total Interest                              708.33
Total Premium                                  -
----------------------------------------------------

--------------------------------------------------------------------------------

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in AerCo's area of activity and general economic conditions in the countries in which AerCo operates. For a discussion of these and other factors which may have a material impact upon AerCo's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.